[XATA Corporation Letterhead]
March 13, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:	David L. Orlic Special Counsel

Re:	XATA Corporation Preliminary Proxy Statement on Schedule 14A Filed March 2, 2009 File No. 000-27166
Dear Mr. Orlic:
     On behalf of XATA Corporation (the “Company”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2009. For your convenience, we have repeated and numbered the comments in your March 9 letter. Capitalized terms in this letter have the same meaning as set forth in our preliminary proxy statement.
     It is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future filing on Schedule 14A.
Proposal 1
1.	Please include in this section a brief description of the warrants sold in your February 12, 2009 private placement. Please also include a brief statement addressing the consequences of failing to obtain shareholder approval of the proposed amendments to your Second Restated Articles of Incorporation.
     Response: We have included in “Proposal 1” of our preliminary proxy statement on Schedule 14A a brief description of the warrants sold pursuant to the Common Stock Warrant and Series E Preferred Stock Purchase Agreement dated February 12, 2009 (the “Series E Agreement”) and a brief statement addressing the consequences of failing to obtain shareholder approval of the proposed Amendment.
2.	Please advise us why you have not provided the information required by Item 13(a) of Schedule 14A, or incorporated the information by reference pursuant to Item 13(b). See Note A to Schedule 14A and Item 12(f) of Schedule 14A.
     Response: The Company concluded, in accordance with Instruction 1 to Item 13 of Schedule 14A (“Instruction 1”), that the information required by paragraph (a) of Item 13 is not

Securities and Exchange Commission
March 13, 2009

material for the exercise of prudent judgment in regard to the matter to be acted upon and may be omitted.
     The Company does not believe that including the information required by Item 13(a) would otherwise provide material information to our shareholders with respect to the proposed action. If our shareholders approve the Amendment, the Exchange will result in the replacement of an existing series of preferred stock, which has dividend and liquidation preferences senior to our common stock, with a new series of preferred stock that will also have dividend and liquidation preferences senior to our common stock. Because the dividend and liquidation priority of our common stock is not affected by the Exchange, the Company concluded that the information required by Item 13(a) is not material for the exercise of prudent judgment by our common shareholders.
     Similarly, the existing holders of our Series B, C, D and E Preferred Stock (the “Preferred Shareholders”) are all parties to the Series E Purchase Agreement and the Exchange Agreement. Under those agreements, the Company is specifically obligated to seek the approval of the Amendment by our shareholders and the Preferred Shareholders have agreed to exchange their Series E Preferred Stock for Series F Preferred Stock. Because the Preferred Shareholders have obligated the Company to seek approval of the Amendment by our shareholders and have agreed to the Exchange, and because the information required by Item 13(a) has otherwise been available to the Preferred Shareholders in the Company’s public filings with the Commission, the Company believes that the information required by Item 13(a) is not material for the exercise of prudent judgment by our Preferred Shareholders.
     Pursuant to Instruction 1, information in the usual case is not deemed material where the matter to be acted upon is the authorization of preferred stock for issuance for cash in an amount constituting fair value. Under Section 302A.405 of the Minnesota Business Corporations Act, “[t]he determinations of the board...as to the amount or fair value...of the consideration received or to be received by the corporation for its shares...are presumed to be proper if they are made in good faith and on the basis of accounting methods, or a fair valuation or other method, reasonable in the circumstances...” Pursuant to the Series E Purchase Agreement, our Board authorized, and the Company issued, Series E Preferred Stock for $2.22 per share. Among other factors, our Board considered the “market value” (as defined under NASDAQ rules and guidance, the closing bid price) of the Company’s common stock as of February 12, 2009, which was $2.22. We believe this method of determination was reasonable under the circumstances.
     If our shareholders approve the Amendment, each share of Series E Preferred Stock will be exchanged for a share of Series F Preferred Stock. The practical result of the Exchange would be the issuance of shares of Series F Preferred Stock for the same fair value received by the Company for the outstanding shares of Series E Preferred Stock. Accordingly, the Company believes that the overall transaction (which includes the sale of the Series E Preferred Stock, the Amendment and the Exchange) would be the issuance of preferred stock for cash in an amount constituting fair value and the information required by Item 13(a) should not be deemed material under Instruction 1.

Securities and Exchange Commission
March 13, 2009

     Instruction 1 also states “[i]n the usual case, information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities.” Based on the 14,931,671 aggregate shares of common stock and Series B, C, D and E Preferred Stock outstanding as of the record date of February 16, 2009 for the special meeting, the 1,355,857 shares of Series F Preferred Stock that our Board plans to authorize and issue in exchange for all 1,355,857 outstanding shares of Series E Preferred would constitute approximately 9.1% of our outstanding capital stock. Because each new share of Series F Preferred Stock created by our Board would immediately be exchanged for a share of Series E Preferred Stock, there would be no net change in our outstanding capital stock if our shareholders approve the Amendment. Therefore, the Company further believes that, because the amount of securities that will issued as a result of the Exchange is not a material amount, the information required by Item 13(a) is not material to the exercise of prudent judgment in the general case.
     Pursuant to the staff’s request, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing fully addresses your comments. Should there be any questions or comments with respect to the above responses, please contact the undersigned at (952) 707-5648 or our General Counsel, Wesley Fredenburg at (952) 707-5656.

Very truly yours, /s/ Mark E. Ties Mark E. Ties Chief Financial Officer XATA Corporation

cc:	John J. Coughlan Wesley Fredenburg Michael Coddington